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                                                                 Exhibit (h)(26)




                                 THE GALAXY FUND
                                 ---------------

                            SHAREHOLDER SERVICES PLAN
                                       FOR
                        INSTITUTIONAL MONEY MARKET FUNDS
                      CLASS II SHARES AND CLASS III SHARES

         SECTION 1. Upon the recommendation of PFPC Inc. ("PFPC"), the administrator of The Galaxy Fund (the "Trust"), any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the Trust, written agreements in substantially the form attached hereto or in any other form duly approved by the Board of Trustees ("Servicing Agreements") with securities dealers, financial institutions and other industry professionals that are shareholders or dealers of record or which have a servicing relationship ("Service Organizations") with the beneficial owners of the Class II Shares and/or Class III Shares of the Institutional Money Market Fund and Institutional Treasury Money Market Fund of the Trust (the "Funds"). Pursuant to said Agreements, Service Organizations shall provide shareholder liaison and/or administrative support services as set forth therein to their customers who beneficially own Class II Shares and/or Class III Shares (as described in the Trust's prospectuses) of the Funds in consideration of fees, computed and paid in the manner set forth in the Servicing Agreements, at the annual rate of up to
 .50% in the aggregate (comprised of up to .25% with respect to shareholder liaison services and up to .25% with respect to administrative support services) of the net asset value of the Class II Shares or Class III Shares beneficially owned by such customers. Any bank, trust company, thrift institution or broker-dealer is eligible to become a Service Organization and to receive fees under this Plan, including FleetBoston Financial Corporation and its affiliates. All expenses incurred by the Trust with respect to Class II Shares and/or Class III Shares of a particular Fund in connection with Servicing Agreements and the implementation of this Plan shall be borne entirely by the holders of the applicable series of Shares of the Fund. Each Servicing Agreement will provide for a fee waiver by a Service Organization to the extent that the net investment income of a series of Shares of a particular Fund earned in the applicable period is less than the fee due from such series for such period.

         SECTION 2. PFPC shall monitor the arrangements pertaining to the Trust's Servicing Agreements with Service Organizations in accordance with the terms of the Administration Agreement between PFPC and the Trust. PFPC shall not, however, be obliged by this Plan to recommend, and the Trust shall not be obliged to execute, any Servicing Agreement with any qualifying Service Organization.

         SECTION 3. So long as this Plan is in effect, PFPC shall provide to the Trust's Board of Trustees, and the trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.


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         SECTION 4. Unless sooner terminated, this Plan shall continue until
December 14, 2001 and thereafter shall continue automatically for successive annual periods provided such continuance is approved at least annually by a majority of the Board of Trustees, including a majority of the trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the "Disinterested Trustees").

         SECTION 5. This Plan may be amended at any time with respect to any Fund by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in
Section 4.

         SECTION 6. This Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Trustees.

         SECTION 7. While this Plan is in effect, the selection and nomination of the trustees of the Trust who are not "interested persons" (as defined in the Act) of the Trust shall be committed to the discretion of the Trust's Disinterested Trustees.

         SECTION 8. This Plan has been adopted by the Trust as of December 14, 2000.








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